April 25, 2019

Shanglue Xiao
Chairman of the Board of Directors and Chief Executive Officer
Yunji Inc.
15/F, South Building, Hipark Phase 2, Xiaoshan District
Hangzhou 310000
Zhejiang Province
Peoples Republic of China

       Re: Yunji Inc.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed April 22, 2019
           File No. 333-230424

Dear Mr. Xiao:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary
Recent Developments, page 5

1. Please revise your disclosure to provide estimated changes in other financial statement line items for the same period, such as operating costs and expenses or net loss, or tell us why you believe this presentation does not provide investors with an incomplete picture of your financial results. In doing so, please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. The nature of any unusual or nonrecurring items that have impacted or are expected to impact the preliminary results should also be disclosed.
 Shanglue Xiao
Yunji Inc.
April 25, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Myra Moosariparambil at 202-551-3796 or Jennifer Thompson at 202-
551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at 202-551-3792 or Mara Ransom at 202-551-
3264 with any other questions.



FirstName LastNameShanglue Xiao                            Sincerely,
Comapany NameYunji Inc.
                                                           Division of
Corporation Finance
April 25, 2019 Page 2                                      Office of Consumer
Products
FirstName LastName